UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number:  001-32000

Steen River Oil and Gas Inc. (formerly JED Oil Inc.) (Translation of registrant's name into English)

1601- 15th Avenue Didsbury, Alberta T0M 0W0 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

The Issuer is filing material documents not previously filed.

COMPLETION OF REORGANIZATION

As described in the attached press release dated November 20, 2009, JED Oil Inc. (the "Company") implemented a reorganization (the "Reorganization") pursuant to the Third Amended and Restated Plan of Arrangement dated September 28, 2009 (the "Plan") among the Company, JED Production Inc. ("JPI") and JED Oil (USA) Inc. ("JED (USA)").  The Reorganization was effective on November 20, 2009.  Pursuant to the Plan, the Company filed Articles of Reorganization (the "Articles of Reorganization") on November 20, 2009, which changed the name of the Company to "Steen River Oil and Gas Ltd.".  The Plan had been approved and sanctioned on October 1, 2009 by a Sanction Order issued by the Court of Queen’s Bench of Alberta, Judicial District of Calgary. The Plan had previously been approved at the Creditors’ Meeting held on September 30, 2009.  The Plan is both a Plan of Arrangement under the Companies Creditors’ Arrangement Act (Canada) (the “CCAA”) and the Business Corporations Act (Alberta) (the “ABCA”), and effects all of the creditors of and its two subsidiaries, JPI and JED (USA).

The Articles of Reorganization automatically exchanged all the Common Shares of the Company that were issued and outstanding at the time of filing of the Articles of Reorganization on a one for one basis for Class C Special Shares.  The Class C Special Shares were subsequently redeemed by the Company in accordance with the Plan, without consideration and cancelled.  The Company issued Common Shares and Class A Special Shares to holders (the "Noteholders") of the Company's 10% Senior Subordinated Convertible Notes in consideration for the claims of Noteholders.  The Company's Common Shares issued under the Plan are deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12g-3 thereunder, without the filing of a registration statement therefor. Accordingly, the Company remains a reporting issuer under the Exchange Act until such time as the Company files for suspension of its reporting obligations under the Exchange Act.

TABLE OF CONTENTS

On November 20, 2009 the Issuer filed a news release and Material Change Report with the Securities Commissions in the provinces of Alberta, British Columbia, Saskatchewan and New Brunswick.   The documents attached as Exhibits 99.1 and 99.2 and 99.3 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333-128711).

Exhibit	Description
99.1 99.2	News Release dated November 20, 2009 Material Change Report dated November 20, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  dated November 20, 2009

JED Oil Inc.
(Registrant)
By:

(signed) “Marcia L. Johnston”

Marcia L. Johnston, Q.C.

Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
99.1 99.2	News Release dated November 20, 2009 Material Change Report dated November 20, 2009